Exhibit I

Information to YPF S.A.’s Shareholders regarding the items of the Agenda of the General Ordinary and Extraordinary Shareholders’ Meeting called for April 30, 2021, available as of April 9, 2021.

Item 17. Reform of Sections 20 and 24 of the Company’s Bylaws.

Estatuto Actual	Proposed Amendment
Artículo 20° - Comisión Fiscalizadora	Section 20 – Statutory Auditing Committee

a) Integración: La fiscalización dela Sociedad será ejercida por una comisión fiscalizadora compuesta por un número de tres (3) a cinco (5) síndicos titulares y tres (3) a cinco (5) suplentes, según lo determine la Asamblea.	a) Composition: the supervision of the Corporation shall be vested in a statutory auditing committee which shall be composed of three (3) to five (5) regular statutory auditors and three (3) to five (5) alternate statutory auditors, as determined by the meeting of shareholders.

b) Designación: Un síndico y un suplente serán designados por las acciones clase A mientras exista al menos una acción clase A, y los restantes titulares y suplentes serán designados por las acciones clase D. Los síndicos serán elegidos por el período de un (1) ejercicio y tendrán las facultades establecidas en la Ley 19.550 y en las disposiciones legales vigentes. La Comisión Fiscalizadora podrá ser convocada por cualquiera de los síndicos, sesionará con la totalidad de sus miembros y adoptará las resoluciones por mayoría. El síndico disidente tendrá los derechos, atribuciones y deberes establecidos en la Ley 19.550.	b) Appointment: class A shareholders shall appoint one regular and one alternate statutory auditors, even if there is only one share of such class; the remaining regular and alternate statutory auditors shall be appointed by class D shareholders. Statutory auditors shall be appointed for a term of one (1) fiscal year and shall have the powers set forth in Law No. 19,550 and in all regulations in force. The meetings of the Statutory Auditing Committee may be convened by any of the statutory auditors. All members shall attend the meeting and resolutions shall be adopted by a majority vote. Dissident statutory auditors shall have the rights, powers, and duties set forth in Law No.19550.

c) Retribución: Las retribuciones de los síndicos serán fijadas por la asamblea ordinaria dentro de los límites establecidos por la ley vigente.	c) Remuneration: The ordinary meeting of shareholders shall fix statutory auditors’ remuneration within the limits provided for in applicable laws.

d) Las reuniones de la Comisión Fiscalizadora podrán llevarse a cabo con los miembros presentes, o comunicados entre sí por otros medios de transmisión simultánea de sonido, imágenes y palabras. A los efectos del quórum y las mayorías se computarán tanto a los miembros presentes como a los comunicados a distancia. Se dejará constancia en el acta de la asistencia y la participación de los miembros presentes y de los miembros a distancia y del método de comunicación utilizado. Los miembros que participen a distancia podrán delegar su firma en aquellos que estén presentes.	d) Meetings of the Statutory Auditing Committee shall be validly held with the members present thereat, or communicated by other means of simultaneous transmission of sound, images, or words. The members present at the meeting as well as those communicated by remote means will count for quorum and majority purposes. The attendance of members, the remote participation of members and the communication method used shall be recorded in the meeting minutes. Members participating remotely may delegate their signature to the attending members.

Artículo 24° - Celebración	Section 24 – Decision-making

a) Quórum y mayorías: Rigen el quórum y mayoría determinados por los artículos 243 y 244 de la Ley 19.550 según la clase de asamblea, convocatoria y materias de que se trate, excepto:	a) Quorum and majorities: applicable quorum and majorities shall be those provided for in sections 243 and 244 of Law No. 19,550, depending on the nature of the meeting, the way it is convened, and the points of business to be considered, save for the following exceptions:

(i) en cuanto al quórum de la asamblea extraordinaria en segunda convocatoria la que se considerará constituida cualquiera sea el número de acciones presentes con derecho a voto;	(i) Extraordinary meetings held on second call shall be deemed validly held whatever the number of shares entitled to vote;

(ii) para resolver sobre las cuestiones enumeradas en el inciso (c) del Artículo 6 en que se requerirá el voto afirmativo de las acciones clase A otorgado en Asamblea Especial;	(ii) Decisions concerning the matters specified in section 6, subsection (c), shall require an affirmative vote by class A shareholders at an extraordinary meeting;

(iii) para resolver sobre las cuestiones enumeradas en el inciso (b) siguiente en los que se requerirá tanto en primera como en segunda convocatoria, una mayoría equivalente al 75% (setenta y cinco por ciento) de las acciones con derecho a voto;	(iii) Decisions concerning the matters specified in subsection (b) below shall require a majority vote equivalent to 75% (seventy five percent) of the shares entitled to vote, both at meetings held on first and second call;

(iv) para resolver sobre las cuestiones enumeradas en el inciso (c) siguiente en los que se requerirá tanto en primera como en segunda convocatoria, una mayoría equivalente al 66% (sesenta y seis por ciento) de las acciones con derecho a voto.	(iv) Decisions concerning the matters specified in subsection (c) below shall require a majority vote equivalent to 66% (sixty six percent) of the shares entitled to vote, both at meetings held on first and second call;

(v) para afectar los derechos de una clase de acciones en que se requerirá la conformidad de dicha clase otorgada en asamblea especial;	(v) Decisions modifying the rights attached to a class of shares shall require the require the approval of such share class at an extraordinary meeting;

(vi) para modificar cualquier regla de este Estatuto que exija una mayoría especial, en que se requerirá también a ese efecto la mayoría especial; y	(vi) Decisions concerning the amendment of any provision herein requiring a special majority shall require a special majority vote; and

(vii) en los demás casos de que el presente requiera la votación por clase o la conformidad de cada una de las clases.	(vii) Other cases in which these Bylaws require a voting per share class or the approval of each class of shares.

b) Las decisiones que requerirán la mayoría especial prevista en el sub-inciso (iii) del inciso precedente, sin perjuicio de la conformidad de la Asamblea Especial de la clase cuyos derechos afecten son: (i) la transferencia al extranjero del domicilio social; (ii) el cambio fundamental del objeto social de modo que la actividad definida por el artículo 4° de este Estatuto deje de ser la actividad principal o prioritaria de la sociedad, (iii) el retiro de la cotización de las acciones de la Sociedad de las Bolsas de Buenos Aires o Nueva York y (iv) la escisión de la Sociedad en varias sociedades, cuando como resultado de la escisión se transfieran a las sociedades resultantes el 25% o más de los activos de la sociedad incluso cuando ese resultado se alcanzara por sucesivas escisiones operadas en el plazo de un año.	b) The decisions requiring a special majority vote as set forth in paragraph (iii) of the foregoing subsection -without prejudice to the approval of the extraordinary meeting of the class the rights of which are being modified- are the following: (i) the transfer of the Corporation’s head offices to a foreign country; (ii) a substantial change in the corporate purpose whereby the activities specified in section 4 herein cease to be the Corporation’s main activity; (iii) the approval to stop listing the Corporation’s shares in the Buenos Aires and New York Stock Markets (iv) the splitting of the Corporation into several companies, if such splitting results in the transfer of at least 25% of the Corporation’s assets to the resulting companies, even where such percentage is reached by the successive splitting of the Corporation over a one-year term.

c) Las decisiones que requerirán la mayoría especial prevista en el sub-inciso (iv) del inciso precedente, sin perjuicio de la conformidad de la Asamblea Especial de la clase cuyos derechos afecten, son: (i) la modificación del Estatuto en cuanto signifique (A) modificar los porcentajes establecidos en los sub-incisos 7 (c) o 7 (d) o (B) eliminar los requisitos previstos en los sub-incisos 7(e) (ii) 7 (f) (i) (F) y 7 (f)

(v) del artículo 7° en el sentido de que la oferta pública de adquisición alcance el 100% de las acciones y títulos convertibles, sea pagadera en dinero efectivo y no sea inferior al precio resultante de los mecanismos allí previstos; (ii) el otorgamiento de garantías a favor de accionistas de la Sociedad salvo cuando la garantía y la obligación garantizada se hubieran asumido en consecución del objeto social; (iii) la cesación total de las actividades de refinación, comercialización y distribución; y (iv) las normas sobre número, nominación, elección y composición del Directorio.

c) The decisions requiring a special majority vote as set forth in paragraph (iv) of the foregoing subsection -without prejudice to the approval of the extraordinary meeting of the class the rights of which are being modified- shall be the following: (i) any amendment of these Bylaws resulting in (A) the modification of the percentages set forth in paragraphs 7 (c) or 7 (d); or (B) the elimination of the provisions contained in paragraphs 7(e) (ii), 7 (f) (i) (F) and 7 (f) (v) of section 7 regarding the requirement that public offerings cover 100% of the Corporation’s shares and convertible securities, that such offering be payable in cash, and that the price shall be not lower than that resulting from the mechanisms provided therein; (ii) the issuance of guarantees in favor of the shareholders, except where such guarantee and guaranteed obligation is undertaken in furtherance of the corporate purpose; (iii) the complete suspension of all refining, commercialization, and distribution activities; and (iv) the amendment of the provisions concerning the composition, candidate nomination, appointment and structure of the Board of Directors.

d) Asambleas especiales: Para las asambleas especiales de clases se seguirán las normas sobre quórum de la asamblea ordinaria aplicadas al total de acciones de esa clase en circulación. Existiendo quórum general de todas las clases presentes, cualquier número de acciones de las clases A, B y C constituirán quórum en primera y ulteriores convocatorias para las asambleas especiales de dichas clases. Mientras el titular de las acciones de la clase A sea únicamente el Estado Nacional, la asamblea especial de esa clase podrá reemplazarse con una comunicación firmada por el funcionario público competente para votar dichas acciones.	d) Extraordinary meetings of shareholders: the extraordinary meetings of the different shareholder classes shall comply with the quorum provisions governing ordinary meetings, as applied to the total number of outstanding shares of such class. Where general quorum is reached in all attending classes, any number of class A, B, and C shares shall constitute quorum at both first and subsequent calls of the extraordinary meetings of such classes. If the National Government is the holder of all class A shares, the extraordinary meeting of such share class may be replaced by a written notice bearing the signature of the relevant public officer authorized to exercise the voting rights attached to such shares.

e) Las asambleas podrán celebrarse encontrándose, todos o parte de quienes participen, a distancia. Deberá respetarse en todo momento la igualdad de trato entre todos los participantes y la libre accesibilidad por parte de estos. A los efectos del quórum y las mayorías se computarán tanto los accionistas presentes como los que participaren a distancia. A los fines de celebrar una asamblea a distancia deberá darse cumplimiento a la normativa que resulte aplicable.	e) Shareholders’ meetings shall be validly held if all or a part of its participants attend the meeting remotely. At all times, equal treatment and free access shall be given to all participants. The shareholders present at the meeting as well as those participating remotely will count for quorum and majority purposes. In order to hold remote meetings, the applicable regulations shall be complied with.